FOR IMMEDIATE RELEASE:	January 8, 2013	PR 13-1

Mr. Daniel Saint Don Joins Atna as Vice President and Chief Operating Officer

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to announce that the Company has appointed Mr. Daniel Saint Don, (P.Eng.) to the position of Vice President and Chief Operating Officer effective January 7, 2013.

Mr. Saint Don joins Atna from DMC Mining Services where he has served as General Manager of USA Mining Operations since 2007. Mr. Saint Don graduated from Michigan Technological University in Houghton Michigan with a B.Sc. in Mining Engineering in 1987 and received his Masters of Business Administration, (MBA) from the Gore School of Business, (Westminster College) in Salt Lake City in 2007. He is a member of the Association of Professional Engineers of Ontario. Prior to DMC Mining Services, Mr. Saint Don held positions in operations, project management and engineering for Boart Longyear Ltd, Stillwater Mining Company, Copper Range Co, (Inmet Mining), and International Minerals and Chemical, (now Mosaic). Mr. Saint Don will oversee existing operations and future project advancement efforts.

"Atna is pleased to welcome Mr. Saint Don to its management team. He brings a strong range of management and technical skills that will complement the skills base of our existing management team and add to our overall growth and shareholder value focus," states James Hesketh, President and CEO.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com